Mail Stop 4561

March 22, 2006

By U.S. Mail and Facsimile to 201-541-1778

Roman Price
Chairman of the Board, President, Chief Executive Officer
Ultitek, Ltd.
560 Sylvan Avenue
Englewood Cliffs, NJ 07632

> **Re:** **Ultitek, Ltd.**
> **Registration Statement on Form 10-12(g)**
> **Filed February 23, 2006**
> **File No. 0-51819**

Dear Mr. Price:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note the updating requirements of Item 310(g) of Regulation S-B.

Item 1. Description of Business, page 3

2. Please disclose early in this section that Ultitek common stock is listed for trading on the NASD Pink Sheets and that there is no active trading in the stock. Also, present a financial overview, including how Ultitek generates revenue and a

statement that Ultitek has insufficient revenues to satisfy its cash requirements through December 2006.

3. Within this section please expand the discussion so that the reader has a better understanding of the magnitude of the company's business, and how it attracts and retains its customers. For example, under "Our Marketing Strategy," you disclose that you currently are servicing more than 62 airlines. Explain to the reader, of those 62 airlines, with how many of those do you have a contract with, the duration of these contracts and the dollar amount of the fees involved. We note that you are currently billing at an average rate of about $23,500 per airline, per annum. Discuss whether or not you anticipate this average increasing, decreasing, holding constant or that you just don't know. For example, discuss the importance of research and development to your company, and, over the past few years, the dollar amount that TAIS has spent on research and development. For example, discuss the number of full time employees in your company, explain what those employees do and where they do it. Please advise us the names of your five largest customers.

Background, page 5

4. We note the excessive use of acronyms throughout the filing. For clarity and ease of reading, please consider using the full names instead of the acronyms for CRS, GDS, AOS and DCS.

5. Please provide us with support for the statement: "An airline with as few as three aircrafts spends approximately $5 million a year on usage of Information Technology Systems…."

Technology, page 5

6. Expand to further describe "multi-client server technology" and to clarify the reason for stating that it is "far ahead of the mainframe-based technology." Also, define "hot back up" services.

Airline Carrier Trends, page 6

7. Provide us with support for the statement: "air travel is essential to the multi-trillion dollar global economy of the world's developed and emerging nations.…"

8. Clarify what you mean by "dislocations" as used in the first paragraph and by the referenced "three to six months" period. Specify the beginning and ending points of the period.

Competition, page 7

9. Provide the staff with support for the statement made in the first sentence regarding the amount airlines have spent to develop their current CRS and GDS systems.

10. Advise why 1998 information is used to show the number and dollar value of bookings by Galileo and tell us why eight year old data is relevant. Advise us if the "400 million bookings each year" of Sabre are also 1998 numbers.

Our Marketing Strategy, page 8

11. Advise us of the basis for the statement that airlines subscribing to or using the airline related or owned competitors of Ultitek "are charged on some kind of transaction basis and the fees can be quite costly."

12. Clarify the difference among: internet-, intranet- and extranet-based corporate travel systems.

Pricing Strategies, page 10

13. Clarify the difference between a license and a sale of your product.

14. In this section you compare the cost of your product to that of your competitors. However, the various components of the cost of your system, such as royalties and maintenance, as not quantified, making it difficult to compare prices. Please review this section and clarify the pricing disclosure. Where practicable, quantify the 1.5% and 1% fees based on an estimated average price.

Available Information, page11

15. Please update the Commission's address to: 100 F Street NE and verify the public reference room number you use.

Management's Discussion and Analysis, page 11
General

16. Please revise this section to include all disclosures required under Item 303(b) and (c) of Regulation S-B.

17. Please include a separately titled section to disclose your critical accounting estimates and provide the disclosures required by Section V of Release Nos. 33-8350/34-48960.

Item 3. Description of Property, page 14

18. Please revise the last sentence of the second paragraph. It either contains a typographical error, or it should be rewritten to speak of the date of your Form 10SB. If it is the latter, then the lease expired on August 31, 2005 and is has been extended for an additional year.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 15

19. Clarify in the table which listed persons are on the board and which person is the independent director referred to in the first paragraph. See Item 401(a)(2) of Regulation S-B.

20. For each director, disclose the term in office as a director and the period during which the person has served. See Item 401(a)(3) of Regulation S-B.

21. Expand the biographical disclosure to clarify the business experience of each named person during the past 5 years. See Item 401(a)(4) of Regulation S-B. The disclosure must specifically disclose the business experience and activities of the named persons during the last 5 years without any gaps.

Item 6. Executive Compensation, page 16

22. You disclose in the first paragraph that you agreed to pay four officers of TAIS a salary of $100,000 per year each for five years beginning March 11, 2005. Item 402 requires you to disclose the compensation of these individuals if they also were paid any additional compensation in options, bonuses, perquisites or other covered compensation, such that the total compensation exceeded $100,000. Please advise or revise.

23. Four officers listed in the summary compensation table received 250,000 options. Please revise to include the option grants table and option exercises table or advise. See Items 402(c) and (d).

ISO and Non-ISO Stock Option Plan, page 16

24. Please revise the heading and related disclosure to conform to the language and terms of Item 402.

Consolidated Financial Statements
General

25. Considering the significance of fixed assets and work in progress held by you in Russia, please have your independent accounting firm tell us the audit procedures used to determine the existence of these assets, the appropriate values assigned to these assets in the consolidated balance sheets and of its expertise in valuing assets held in Russia.

Notes to Financial Statements
Statement of Stockholder's Equity, page 27

26. Please revise to disclose the following:

- Disclose the valuation methodology and the assumptions used to value the shares issued in exchange for services.

- Describe the business purpose for the issuance of shares at par and the issuance of shares at par to directors. If the shares were issued as director compensation or in exchange for services, disclose why you believe that the shares should be valued at par considering that you have had sales for cash of $0.15 and $0.005 per share.

- Your stock sales during 2004 total $85,250. However, the statement of cash flows on page 26 shows cash inflows of only $75,250. Please reconcile these amounts and disclose what the difference is attributable to.

Note B – Summary of Significant Accounting Policies, page 33
General

27. Please revise this section to include your accounting policies for all material items included in your financial statements, including but not limited to your accounting policies for work in progress, income taxes and stock based compensation.

28. Please revise this section to disclose how you account for costs incurred in the development of your software and the software related revenues.

29. On page 5 you state that you will host customers' systems and provide hot back up and disaster recovery services for customers that operate their own data centers and on page 9 you state that you intend to sell your reservation software as a part of a suite of browser based corporate products. Please disclose how you have considered SOP 97-2 in accounting for your multiple deliverables.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekeh Moore at 202-551-3463 or Paul Cline at 202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst
Financial Services Group

cc: Virginia K. Sourlis
     The Sourlis Law Firm
     The Galleria
      Bridge Ave
     RedBank, NJ 07701